April 19, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             CVS Caremark Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 18, 2011

File No. 001-01011

Dear Mr. Rosenberg:

CVS Caremark Corporation (the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated April 6, 2011 on the above referenced filing.  For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.  As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 13

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Revenue Recognition, page 37

1.              For each estimate that reduces your revenues including product returns, manufacturing rebates, and other discounts and allowances please revise your disclosure to include the following:

•                  The amount of each accrual at the balance sheet date and the effect that would result from using other reasonably likely assumptions than what were used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis;

•                  The factors considered in estimating each accrual such as historical return of products;

•                  A roll forward of the accrual for each estimate for each period presented showing the following:

•                  Beginning balance,

•                  Current provision related to sales made in current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance; and

•                  In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue.

In response to the Staff’s comment, we advise the Staff that over 90% of the discounts and allowances that reduce revenue are volume driven rebates and allowances that are calculated based on the volume of claims based on contractual terms.  Accordingly, the process and assumptions used to estimate these accruals does not involve a high degree of subjectivity and/or judgment.  Because the principal assumptions in these calculations are volume and mix, and these estimates are revised quarterly based on actual results, the Company’s estimates have historically been very accurate and adjustments have been de minimis to our results of operations and financial position.  In 2010 and 2009, the quarterly true-ups for all discounts and allowances that reduce revenue as a percentage of consolidated total liabilities were approximately 0.04% and the cumulative true-ups throughout each year as a percentage of consolidated total revenues were approximately 0.04%.  Accordingly, these adjustments have also not impacted period to period revenue comparisons.

Because the inputs to these accruals are not subject to a high degree of subjectivity or volatility, we believe that disclosure of a range of reasonably likely amounts would not provide additional meaningful information because the range is extremely narrow.  For these reasons, we also believe that providing a roll forward of these accruals would not provide the reader with additional meaningful information.  In light of the Staff’s comment, commencing with our Annual Report on Form 10-K for the year ending December 31, 2011, the disclosure of our critical accounting policy on revenue recognition will be modified as follows to clarify that most of these estimates do not include a high degree of subjectivity (information added in response to the Staff’s comment is underlined):

Revenue Recognition

Pharmacy Services Segment

Our Pharmacy Services segment sells prescription drugs directly through our mail service pharmacies and indirectly through our retail pharmacy network.  We recognize revenues in our Pharmacy Services segment from prescription drugs sold by our mail service pharmacies and under retail pharmacy network contracts where we are the principal using the gross method at the contract prices negotiated with our clients.  Net revenue from our Pharmacy Services segment includes: (i) the portion of the price the client pays directly to us, net of any volume-related or other discounts paid back to the client, (ii) the price paid to us (“Mail Co-Payments”) or a third party pharmacy in our retail pharmacy network (“Retail Co-Payments”) by individuals included in our clients’ benefit plans, and (iii) administrative fees for retail pharmacy network contracts where we are not the principal.

We recognize revenue in the Pharmacy Services segment when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured.  We recognize revenues generated from prescription drugs sold by mail service pharmacies when the prescription is shipped.  At the time of shipment, we have performed substantially all of our obligations under the client contract and do not experience a significant level of reshipments.  We recognize revenues generated from prescription drugs sold by third party pharmacies in our retail pharmacy network and associated administrative fees are recognized at the point-of-sale, which is when we adjudicate the claim in our online claims processing system.

We determine whether we are the principal or agent for our retail pharmacy network transactions on a contract by contract basis.  In the majority of our contracts, we have determined we are the principal due to us: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications, and (v) having credit risk.  Our obligations under our client contracts for which revenues are reported using the gross method are separate and distinct from our obligations to the third party pharmacies included in our retail pharmacy network contracts.  Pursuant to these contracts, we are contractually required to pay the third party pharmacies in our retail pharmacy network for products sold, regardless of whether we are paid by our clients.  Our responsibilities under these client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing.  Although we do not have credit risk with respect to Retail Co-Payments, we believe that all of the other indicators of gross revenue reporting are present.  For contracts under which we act as an agent, we record revenues using the net method.

We deduct from our revenues the manufacturers’ rebates that are earned by our clients based on their members’ utilization of brand-name formulary drugs.  We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the manufacturers’ rebates earned by our clients.  We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client.  We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur.  We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters.  Adjustments generally result from contract changes with our clients or manufacturers, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary.  ~~Historically, the effect of these adjustments has not been material to our results of operations.~~  We also deduct from our revenues pricing guarantees and guarantees regarding the level of service we will provide to the client or member as well as other payments made to our clients.  Because the inputs to most of these estimates are not subject to a high degree of subjectivity or volatility, the effect of adjustments between estimated and actual amounts have not been material to our results of operations or financial position.

We participate in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”).  Our net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”).  The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS.  Premiums collected in advance are initially deferred as accrued expenses and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

In addition to these premiums, our net revenues include co-payments, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims.  In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month.  The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues.  We assume no risk for these amounts, which represented 2.6%, 3.5% and 1.3% of consolidated net revenues in 2010, 2009 and 2008, respectively.  If the prospective Member Co-

Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses.  We account for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments.  We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems.  Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported.  Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded.  Historically, the effect of these adjustments has not been material to our results of operations.

Retail Pharmacy Segment

Our Retail Pharmacy segment recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. We recognize revenue from the sale of prescription drugs at the time the prescription is filled, which is or approximates when the retail customer picks up the prescription.  Customer returns are not material.  Revenue from the performance of services in our health care clinics is recognized at the time the services are performed.

We have not made any material changes in the way we recognize revenue during the past three years.

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton

David M. Denton
Executive Vice President and Chief Financial Officer